UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                         CALYPTE BIOMEDICAL CORPORATION
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    131722100
                                  ------------
                                 (CUSIP Number)


                                September 12, 2002
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

                                  SCHEDULE 13G


CUSIP No. 131722100                                           Page 2 of 17 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Momentum Fund, L.P.                         EIN:03-0021366
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    | |
                                                                      (b)    |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 1,846,240
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             1,846,240
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,846,240
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            3.08%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 131722100                                           Page 3 of 17 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Momentum Fund III, L.P.                      EIN:32-0056070
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    | |
                                                                      (b)    |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 0
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 131722100                                           Page 4 of 17 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Focus Fund, L.P.                            EIN:45-0495231
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    [ ]
                                                                      (b)    |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 3,970,695
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             3,970,695
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,970,695
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.40%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 131722100                                           Page 5 of 17 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Advisory Group, LLC                          EIN: 300021359
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY          6     SHARED VOTING POWER
       EACH
    REPORTING                5,816,935, all of which are held by Mercator
      PERSON                 Momentum Fund and Mercator Focus Fund (together,
                             the "Funds"). Mercator Advisory Group, LLC ("MAG")
       WITH                  is the general partner of Funds.
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             5,816,935, all of which are held by the Funds.
                             MAG is the general partner of each of the Funds.
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,816,935
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.11%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 131722100                                           Page 6 of 17 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            David F. Firestone
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 5,816,935, all of which are held by the Funds.
                             David F. Firestone is Managing Member of MAG.
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             5,816,935, all of which are held by the Funds. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,816,935
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.11%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

Item 1.  Issuer.

     (a)  The  name  of  the  issuer  is  Calypte  Biomedical  Corporation  (the
"Issuer").

     (b) The address of the Issuer's principal executive office is 1265 Harbor Bay Parkway, Alameda, California 94502.

Item 2.  Reporting Person and Security.

     (a) Mercator Momentum Fund, L.P. ("Momentum Fund"), Mercator Momentum Fund III, L.P. ("Momentum Fund III") and Mercator Focus Fund, L.P. ("Focus Fund " and, with Momentum Fund and Momentum Fund III, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is Mercator Advisory Group, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. The Funds, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

     (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071.

     (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company.

     (d) The title of the class of securities to which this statement relates is the common stock of the Issuer (the "Common Stock").

     (e) The CUSIP number is 131722100.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer  registered under Section 15 of the Act (15 U.S.C.
78o).

     (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)-
(1)(ii)(E).

     (f) [ ] An employee  benefit  plan or  endowment  fund in  accordance  with
Section 240.13d-1(b)(1)(ii)(F).

     (g) [ ] A parent  holding  company or  control  person in  accordance  with
Section 240.13d-1(b)(1)(ii)(G).


                               Page 7 of 17 Pages

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4.  Ownership.

     On October 22, 2002, Momentum Fund acquired a debenture of the Issuer which was convertible into shares of Common Stock at a rate which varied with the market price of the Common Stock on the date of conversion. The debenture contained a clause prohibiting any conversion that would result in the Reporting Persons owning beneficially more than 9.999% of the outstanding Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result, at the time of its acquisition, the debenture was convertible into 313,920 shares of Common Stock, which, if issued, would have represented 9.99% of the outstanding Common Stock. As a result, on October 22, 2002, Momentum Fund, MAG and Firestone became beneficial owners of more than 5% of the outstanding Common Stock. Momentum Fund also acquired a warrant to purchase 100,000 shares of Common Stock on October 22, 2002, and Momentum Fund and MAG each received 8,333 shares of Common Stock in payment of fees owing by the Issuer.

     On January 13, 2003, Focus Fund acquired a debenture of the Issuer which was convertible into shares of Common Stock at a rate which varied with the market price of the Common Stock on the date of conversion. The debenture contained a clause prohibiting any conversion that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result, at the time of its acquisition, the debenture was convertible into 421,108 shares of Common Stock, which, if issued, would have represented 9.99% of the outstanding Common Stock. As a result, on January 13, 2003, Focus Fund became the beneficial owner of more than 5% of the outstanding Common Stock.

     Subsequently, Momentum Fund, Focus Fund and Momentum Fund III each acquired one or more other debentures which were also convertible into shares of Common Stock at rates which varied with the market price of the Common Stock on the date of conversion. As a result of the variable conversion rates of all of the debentures, the number of shares of Common Stock beneficially owned by the Reporting Persons has continuously fluctuated based upon changes in the market price of the Common Stock. Each of the debentures issued after January 13, 2003, contained a clause prohibiting any conversion that would result in the Reporting

                               Page 8 of 17 Pages

Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result of these clauses, and the clause limiting beneficial ownership to 9.999% contained in the debentures issued in 2002, the Reporting Persons have never had beneficial ownership of more than 9.999% of the shares of Common Stock.

     The tables below set forth information regarding the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons and their percentages of beneficial ownership as of the dates indicated. The Issuer effected a 1:30 reverse stock split with respect to the Common Stock on May 20, 2003. The figures set forth below relating to dates prior to the effectiveness of the reverse stock split have been adjusted to give effect to the reverse stock split.


























                               Page 9 of 17 Pages

                                  10/22/02   12/31/02   1/13/03   10/08/03
                                  --------   --------   -------   --------
Momentum Fund
-------------
     Shares beneficially owned     313,920    421,529   199,651   1,846,240

     Percent of Class               9.999%     9.999%    4.999%       3.08%

     Sole Voting Power                   0          0         0           0

     Shared Voting Power           313,920    421,529   199,651   1,846,240

     Sole Dispositive Power              0          0         0           0

     Shared Dispositive Power      313,920    421,529   199,651   1,846,240



                                  10/22/02   12/31/02   1/13/03    10/08/03
                                  --------   --------   -------    --------
Focus Fund
----------
     Shares beneficially owned           0          0   421,108   3,970,695

     Percent of Class                    0          0     9.99%       6.40%

     Sole Voting Power                   0          0         0           0

     Shared Voting Power                 0          0   421,108   3,970,695

     Sole Dispositive Power              0          0         0           0

     Shared Dispositive Power            0          0   421,108   3,970,695









                               Page 10 of 17 Pages

                                  10/22/02   12/31/02   1/13/03    10/08/03
                                  --------   --------   -------    --------
Momentum Fund III
-----------------
     Shares beneficially owned           0          0         0           0

     Percent of Class                    0          0         0           0

     Sole Voting Power                   0          0         0           0

     Shared Voting Power                 0          0         0           0

     Sole Dispositive Power              0          0         0           0

     Shared Dispositive Power            0          0         0           0



                                  10/22/02   12/31/02   1/13/03    10/08/03
                                  --------   --------   -------    --------

MAG
---
     Shares beneficially owned     313,920    421,529   421,108   5,816,935

     Percent of Class               9.999%     9.999%     9.99%       9.11%

     Sole Voting Power                   0          0         0           0

     Shared Voting Power           313,920    421,529   421,108   5,816,935

     Sole Dispositive Power              0          0         0           0

     Shared Dispositive Power      313,920    421,529   421,108   5,816,935







                               Page 11 of 17 Pages

                                  10/22/02   12/31/02   1/13/03    10/08/03
                                  --------   --------   -------    --------

David F. Firestone
------------------
     Shares beneficially owned     313,920    421,529   421,108   5,816,935

     Percent of Class               9.999%     9.999%     9.99%       9.11%

     Sole Voting Power                   0          0         0           0

     Shared Voting Power           313,920    421,529   421,108   5,816,935

     Sole Dispositive Power              0          0                     0

     Share Dispositive Power       313,920    421,529   421,108   5,816,935



Item 5.  Ownership of Five Percent or Less of a Class.

     If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

      Not Applicable.

Item 9.  Notice of Dissolution of Group.

      Not Applicable.





                               Page 12 of 17 Pages

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.































                               Page 13 of 17 Pages

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2003                MERCATOR MOMENTUM FUND, L.P.

                                      By: MERCATOR ADVISORY GROUP, LLC, its
                                          general partner


                                      By:  /s/ David F. Firestone
                                           ____________________________________
                                             David F. Firestone, Managing Member


Dated: October 9, 2003                MERCATOR MOMENTUM FUND III, L.P.

                                      By: MERCATOR ADVISORY GROUP, LLC, its
                                          general partner


                                      By:  /s/ David F. Firestone
                                           ____________________________________
                                             David F. Firestone, Managing Member


Dated: October 9, 2003                MERCATOR FOCUS FUND, L.P.

                                      By: MERCATOR ADVISORY GROUP, LLC, its
                                          general partner


                                      By:  /s/ David F. Firestone
                                           ____________________________________
                                             David F. Firestone, Managing Member


Dated: October 9, 2003                MERCATOR ADVISORY GROUP, LLC


                                      By:  /s/ David F. Firestone
                                           ____________________________________
                                             David F. Firestone, Managing Member


Dated: October 9, 2003                /s/ David F. Firestone
                                      _____________________________________
                                      David F. Firestone


                               Page 14 of 17 Pages

                                EXHIBIT INDEX

Exhibit A         Agreement of Joint Filing






























                               Page 15 of 17 Pages

                                  EXHIBIT A
                                  ---------

                          AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13G, dated October 9, 2003, containing the information required by Schedule 13G, for shares of the common stock of Calypte Biomedical Corporation beneficially owned by Mercator Momentum Fund, L.P., Mercator Focus Fund, L.P., Mercator Momentum Fund III, L.P. and Mercator Advisory Group, LLC and such other holdings as may be reported therein.

Dated: October 9, 2003

MERCATOR MOMENTUM FUND, L.P.

By: MERCATOR ADVISORY GROUP, LLC, its general partner

By:  /s/ David F. Firestone
     ____________________________________
     David F. Firestone, Managing Member



MERCATOR MOMENTUM FUND III, LP

By: MERCATOR ADVISORY GROUP, LLC, its
    general partner


By:  /s/ David F. Firestone
     ____________________________________
     David F. Firestone, Managing Member

MERCATOR FOCUS FUND, LP

By: MERCATOR ADVISORY GROUP, LLC, its
    general partner


By:  /s/ David F. Firestone
     ____________________________________
     David F. Firestone, Managing Member




                               Page 16 of 17 Pages

MERCATOR ADVISORY GROUP, LLC

By:  /s/ David F. Firestone
     ____________________________________
     David F. Firestone, Managing Member


/s/ David F. Firestone
_________________________________________
David F. Firestone























                               Page 17 of 17 Pages